Exhibit 99.1

Sea Limited Reports Second Quarter 2018 Results

Singapore, 22 August 2018 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended June 30, 2018.

“Sea again delivered strong results in the second quarter of 2018 as we capitalized on our ability to anticipate and quickly adapt to evolving industry dynamics,” said Forrest Li, Chairman and Group Chief Executive Officer of Sea. “Shopee continued to expand rapidly across all markets, strengthening its leadership in the region. Our monetization strategy for Shopee is delivering ahead of expectations, even at this early stage. Marketplace revenue surged by more than 69% sequentially to US$37.3 million, as more merchants invested in our value-added services to deepen engagement with their customers. GMV increased more than 14% sequentially to US$2.2 billion, while sales and marketing expenses as a percentage of GMV continued to decline as our growing scale enabled further cost efficiencies.”

Mr. Li continued, “In digital entertainment, our efforts to deepen our diversification into mobile games, self-development, and new markets globally are yielding encouraging results. In the month of June, self-developed game revenue accounted for approximately 13% of adjusted digital entertainment revenue, a new record high, driven by the breakout success of our first self-developed global hit, Free Fire.”

Second Quarter 2018 Key Metrics

•	Group

•

Total adjusted revenue was US$219.6 million, up 71.0% year-on-year from US$128.4 million for the second quarter of 2017 and up 11.4% quarter-on-quarter from US$197.0 million for the first quarter of 2018.

•	Total adjusted EBITDA was US$(161.9) million, compared to US$(50.9) million for the second quarter of 2017 and US$(144.7) million for the first quarter of 2018.

•	Digital Entertainment

•

Adjusted revenue was US$139.1 million, up 19.0% year-on-year from US$116.9 million for the second quarter of 2017 and a decrease of 4.7% quarter-on-quarter from US$146.0 million for the first quarter of 2018. The quarter-on-quarter drop was primarily attributable to a decrease in the number of paying users in Vietnam, as a result of measures launched in April by Vietnam’s leading mobile operators to restrict the use of prepaid telco cards for online game top-ups. We are actively strengthening alternative top-up channels to assist our paying users in Vietnam.

•

Adjusted EBITDA was US$48.6 million, up 20.8% year-on-year from US$40.2 million for the second quarter of 2017 and decreased 11.6% quarter-on-quarter from US$55.0 million for the first quarter of 2018.

•

Quarterly active users (“QAUs”) reached 160.6 million, an increase of 150.2% year-on-year from 64.2 million for the second quarter of 2017 and up 26.8% quarter-on-quarter from 126.7 million for the first quarter of 2018.

•	Average revenue per user (“ARPU”) was US$0.9 compared to US$1.8 for the second quarter of 2017 and US$1.2 for the first quarter of 2018.

•	E-commerce

•

Gross merchandise value (“GMV”) was US$2.2 billion, an increase of 170.6% year-on-year from US$821.2 million for the second quarter of 2017 and up 14.4% quarter-on-quarter from US$1.9 billion for the first quarter of 2018.

•

Gross orders for the quarter totaled 127.8 million, an increase of 180.9% year-on-year from 45.5 million for the second quarter of 2017 and up 14.7% quarter-on-quarter from 111.4 million for the first quarter of 2018.

•

Adjusted revenue was US$58.8 million, up 2,164.7% year-on-year from US$2.6 million for the second quarter of 2017 and up 74.3% quarter-on-quarter from US$33.7 million for the first quarter of 2018. Adjusted revenue included US$37.3 million of marketplace revenue[1] and US$21.5 million of product revenue[2].

•	Adjusted EBITDA was US$(188.3) million, compared to US$(76.2) million for the second quarter of 2017 and US$(179.6) million for the first quarter of 2018.

•	Sales and marketing as a percentage of GMV stood at 6.2%, and improved from 6.8% for the second quarter of 2017 and 6.6% for the first quarter of 2018.

•	Digital Financial Services

•

Gross transaction value of our digital financial services as a whole (“GTV”) was US$2.5 billion, an increase of 608.0% year-on-year from US$348.0 million for the second quarter of 2017 and up 44.7% quarter-on-quarter from US$1.7 billion for the first quarter of 2018. The growth was attributable to the payment processing services provided by AirPay to Shopee in most of our markets, which, depending on the operational arrangement in each relevant market, may include payments from buyers to Shopee accounts under Shopee Guarantee as well as outgoing payments from Shopee accounts to Shopee seller accounts that are operationally handled by AirPay.

[1]	Marketplace revenue mainly consists of commission and advertising income and revenue generated from other value-added services.
[2]	Product revenue mainly consists of revenue generated from direct sales.

Strategic Business Updates

Digital Entertainment

As growing smartphone penetration continues to improve access to online games globally, Garena has taken steps to leverage our leading position in the industry and our clear competitive strengths to capture the growth opportunities ahead. In particular, we have focused on three key strategic initiatives – moving from PC-only to mobile-first, moving from pure game publishing to both game publishing and development, and expanding from a regional footprint to a global presence.

These efforts continue to generate positive results. In June 2018, approximately 73% of our adjusted revenue for digital entertainment was derived from mobile games, approximately 13% was generated by our self-developed game, and approximately 7% was derived from outside the seven core markets in our region.

Free Fire, our first self-developed hit game, remains one of the leading games in the battle royale category in our region, and during the quarter was among the top-ranked games in its category in the App Store and on the Google Play Store in several non-core markets, including Brazil and Mexico. Its daily active user (“DAU”) count has reached a record high of more than 16 million. With the development of various monetization features in the game such as the season pass concept, we see encouraging results from monetizing the game, which accounted for an increasingly significant share of our adjusted revenue for digital entertainment.

Moreover, we continue to explore opportunities to expand the focus of our game business to capture new trends and opportunities, including those related to esports and game streaming, to further enhance our user engagement and develop additional avenues of income.

For example, Garena was one of the organizers of the Arena of Valor World Cup (“AOV World Cup”) held in Los Angeles in late July. Garena organized a series of tournaments across the region leading to the final. In our markets, the competitions in aggregate attracted over 33 million views online across all streaming platforms, with the final attracting over 5 million views. We believe the enthusiasm generated by the esports and streaming activities further enhanced the user engagement of the game, which has recently achieved a record high DAU count of more than 14 million.

Our efforts to foster strong community engagement around our key titles on streaming platforms continued to gain traction. According to research by Newzoo on the global esports streaming market, two of our esports channels – Garena and Vietnam Esports TV – ranked in the top five Youtube channels globally in terms of esports hours viewed during the first quarter of 2018.

E-commerce

In the second quarter of 2018, Shopee continued to demonstrate robust growth in GMV, gross orders, and adjusted revenue, complemented by continuing efficiency improvements.

We also recorded significant growth in marketplace revenue of 69.3% quarter-on-quarter, well ahead of the GMV growth rate, as a larger number of sellers made use of our expanding suite of offerings, from advertising tools to value-added services such as fulfilment and logistics.

Shopee is also benefiting from ever-improving economies of scale as the number of buyers and sellers on the platform grows, and users build greater loyalty to the platform. During the quarter, sales and marketing expenses as a percentage of GMV fell once again to 6.2%, compared to 6.6% in the first quarter of 2018.

Other Developments

Convertible Notes Offering

In June 2018, we raised US$575 million in aggregate principal amount of 2.25% convertible senior notes due 2023. The offering size was increased from the original US$400 million to US$500 million to address investor demand, and the subsequent full exercise by the initial purchasers of a 15% ‘greenshoe’ option brought the total offering to US$575 million.

The additional capital further bolsters our balance sheet, and strengthens our ability to address the evolving needs of the users in our region, be they in digital entertainment, e-commerce, or digital financial services. The net proceeds from this offering will be used for business expansion and other general corporate purposes.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended June 30,
	2017	2018
	$	$	YOY%
Revenue
Digital Entertainment	91,459	108,029	18.1%
Others	10,088	75,750	650.9%

	101,547	183,779	81.0%
Cost of revenue
Digital Entertainment	(52,892)	(61,981)	17.2%
Others	(22,814)	(113,216)	396.3%

	(75,706)	(175,197)	131.4%

Gross profit	25,841	8,582	(66.8)%

Other operating income	163	1,707	947.2%
Sales and marketing expenses	(74,087)	(165,075)	122.8%
General and administrative expenses	(27,644)	(51,849)	87.6%
Research and development expenses	(6,739)	(12,882)	91.2%

Total operating expenses	(108,307)	(228,099)	110.6%

Operating loss	(82,466)	(219,517)	166.2%
Non-operating loss, net	(7,193)	(30,752)	327.5%
Income tax (expense) credit	(2,230)	170	(107.6)%
Share of results of equity investees	(230)	(689)	199.6%

Net loss	(92,119)	(250,788)	172.2%

Adjusted net loss (1)	(86,871)	(198,715)	128.7%

Adjusted revenue of Digital Entertainment (1)	116,892	139,102	19.0%
Adjusted revenue of E-commerce (1)	2,597	58,815	2,164.7%
Adjusted revenue of Digital Financial Services (1)	5,342	3,413	(36.1)%
Revenue of Other Services	3,596	18,229	406.9%

Total adjusted revenue (1)	128,427	219,559	71.0%

Adjusted EBITDA for Digital Entertainment (1)	40,243	48,612	20.8%
Adjusted EBITDA for E-commerce (1)	(76,233)	(188,315)	(147.0)%
Adjusted EBITDA for Digital Financial Services (1)	(11,044)	(6,780)	38.6%
Adjusted EBITDA for Other Services (1)	(2,664)	(12,937)	(385.6)%
Unallocated expenses (2)	(1,165)	(2,510)	(115.5)%

Total adjusted EBITDA (1)	(50,863)	(161,930)	(218.4)%

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”
(2)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2018 Compared to Three Months Ended June 30, 2017

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2017		2018
	$	% of revenue	$	% of revenue	YOY%
Revenue
Digital Entertainment	91,459	90.1	108,029	58.8	18.1%
E-commerce	1,150	1.1	54,655	29.7	4,652.6%
Digital Financial Services	5,342	5.3	2,866	1.6	(46.3)%
Other Services	3,596	3.5	18,229	9.9	406.9%

	101,547	100.0	183,779	100.0	81.0%

	2017		2018
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue of Digital Entertainment	116,892	91.0	139,102	63.4	19.0%
Adjusted revenue of E-commerce	2,597	2.0	58,815	26.8	2,164.7%
Adjusted revenue of Digital Financial Services	5,342	4.2	3,413	1.6	(36.1)%
Revenue of Other Services	3,596	2.8	18,229	8.2	406.9%

Total adjusted revenue	128,427	100.0	219,559	100.0	71.0%

Our total revenue increased by 81.0% to US$183.8 million in the second quarter of 2018 from US$101.5 million in the second quarter of 2017. Our total adjusted revenue increased by 71.0% to US$219.6 million in the second quarter of 2018 from US$128.4 million in the second quarter of 2017. These increases were mainly driven by the growth in each of the segments detailed as follows:

•

Digital Entertainment: Revenue increased by 18.1% to US$108.0 million in the second quarter of 2018 from US$91.5 million in the second quarter of 2017. Adjusted revenue increased by 19.0% to US$139.1 million in the second quarter of 2018 from US$116.9 million in the second quarter of 2017. This increase was primarily due to improvements in monetization of our existing games and the launch of new games.

•

E-commerce: Revenue increased by 4,652.6% to US$54.7 million in the second quarter of 2018 from US$1.2 million in the second quarter of 2017. Adjusted revenue increased by 2,164.7% to US$58.8 million in the second quarter of 2018 from US$2.6 million in the second quarter of 2017. This increase was primarily due to the growth of our GMV and the additional services and product offerings we introduced to sellers under ‘Service by Shopee,’ ‘Shopee Logistics Service,’ as well as the other value-added services.

•

Digital Financial Services: Revenue decreased by 46.3% to US$2.9 million in the second quarter of 2018 from US$5.3 million in the second quarter of 2017. Adjusted revenue decreased by 36.1% to US$3.4 million in the second quarter of 2018 from US$5.3 million in the second quarter of 2017, as we switched to focus our efforts on strengthening our infrastructure to support our existing platforms. The decrease was also in part due to the restrictive measures imposed by Vietnam’s leading mobile operators on using prepaid telco cards for online game top-ups.

•

Other Services: Revenue increased by 406.9% to US$18.2 million in the second quarter of 2018 from US$3.6 million in the second quarter of 2017. The increase was primarily due to ancillary services we provide to our e-commerce platform users.

Cost of Revenue

Our total cost of revenue increased by 131.4% to US$175.2 million in the second quarter of 2018 from US$75.7 million in the second quarter of 2017.

•

Digital Entertainment: Cost of revenue increased by 17.2% to US$62.0 million in the second quarter of 2018 from US$52.9 million in the second quarter of 2017. The increase was primarily due to the increase in royalty payments to game developers as well as in other costs directly associated with our digital entertainment segment which were largely in line with the revenue growth of our business.

•

Others: Cost of revenue for our other segments combined increased by 396.3% to US$113.2 million in the second quarter of 2018 from US$22.8 million in the second quarter of 2017. The increase was primarily due to the costs incurred following the launch of ‘Service by Shopee,’ ‘Shopee Logistics Service,’ and direct sales at the end of 2017; higher bank transaction fees driven by GMV growth from our e-commerce business; higher costs associated with other ancillary services we provided to our e-commerce platform users; as well as higher staff compensation and benefit costs.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 122.8% to US$165.1 million in the second quarter of 2018 from US$74.1 million in the second quarter of 2017. The table below sets forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2017	2018	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	11,858	18,916	59.5%
E-commerce	55,906	138,042	146.9%

•

Digital Entertainment: Sales and marketing expenses increased by 59.5% to US$18.9 million in the second quarter of 2018 from US$11.9 million in the second quarter of 2017. The increase was primarily due to the launch of new games and our continued efforts to expand the user bases of our existing games.

	For the Three Months ended June 30,
	2017	2018
	$	$
Digital Entertainment
Sales and marketing expenses	11,858	18,916

Adjusted revenue	116,892	139,102

Sales and marketing expenses as a percentage of adjusted revenue	10.1%	13.6%

Sales and marketing expenses as a percentage of adjusted revenue increased to 13.6% in the second quarter of 2018 from 10.1% in the second quarter of 2017. This was mainly due to increased expenses on the launching of new games, while the monetization impact of these new games was not fully captured within the same period.

•

E-commerce: Sales and marketing expenses increased by 146.9% to US$138.0 million in the second quarter of 2018 from US$55.9 million in the second quarter of 2017. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to shipping and other promotions on our platform that were designed to increase our user base and enhance user engagement.

	For the Three Months ended June 30,
	2017	2018
	$	$
E-commerce
Sales and marketing expenses	55,906	138,042

GMV	821,175	2,221,789

Sales and marketing expenses as a percentage of GMV	6.8%	6.2%

Sales and marketing expenses as a percentage of GMV was 6.2% in the second quarter of 2018 and improved from 6.8% in the second quarter of 2017.

General and Administrative Expenses

Our general and administrative expenses increased by 87.6% to US$51.8 million in the second quarter of 2018 from US$27.6 million in the second quarter of 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and related expenses, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 91.2% to US$12.9 million in the second quarter of 2018 from US$6.7 million in the second quarter of 2017, primarily due to the increase in our research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible debts and foreign exchange gain (loss). The amount was a net non-operating loss of US$30.8 million in the second quarter of 2018, compared to a net non-operating loss of US$7.2 million in the second quarter of 2017. This was primarily due to a fair value loss of US$37.2 million recognized in the quarter arising from the fair value accounting treatment for the convertible debts raised before our initial public offering.

Income Tax Expense

We had a net income tax benefit of US$0.2 million in the second quarter of 2018, which was primarily due to the deferred tax assets we recognized in our digital entertainment segment in the second quarter of 2018.

Share of Results of Equity Investees

We had share of losses of equity investees of US$0.7 million in the second quarter of 2018, compared with US$0.2 million in the second quarter of 2017.

Net Loss

As a result of the foregoing, we had net losses of US$250.8 million and US$92.1 million in the second quarter of 2018 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses and fair value change for convertible debts, was US$198.7 million and US$86.9 million in the second quarter of 2018 and 2017, respectively.

Webcast and Conference Call Information

Mr. Forrest Li, Founder, Chairman and Group Chief Executive Officer; Mr. Tony Hou, Group Chief Financial Officer; and Mr. Alan Hellawell, Group Chief Strategy Officer, will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	8:00 PM U.S. Eastern Time on 21 August 2018
8:00 AM Singapore / Hong Kong Time on 22 August 2018

Webcast link:	https://services.choruscall.com/links/se180821.html
Dial in numbers:	US Toll Free: 1-888-317-6003 Hong Kong: 800-963-976
International: 1-412-317-6061 Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for participants: 1518348

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•

“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•

“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus commission income that were net-off against sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus service revenue that were net-off against sales incentives.

•

“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•

“Adjusted net loss” represents net loss before share-based compensation and changes in fair value of convertible debts. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible debts are significant expenses.

•

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2018
	Digital Entertainment	E-commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	108,029	54,655	(1)	2,866	18,229	—	183,779
Changes in deferred revenue	31,073	—		—	—	—	31,073
Sales incentives net-off	—	4,160		547	—	—	4,707

Adjusted revenue	139,102	58,815	(2)	3,413	18,229	—	219,559

Operating income (loss)	15,137	(195,034)		(7,297)	(14,900)	(17,423)	(219,517)
Net effect of changes in deferred revenue and its related cost	24,872	—		—	—	—	24,872
Depreciation and amortization	8,603	6,719		517	1,963	—	17,802
Share-based compensation	—	—		—	—	14,913	14,913

Adjusted EBITDA	48,612	(188,315)		(6,780)	(12,937)	(2,510)	(161,930)

	For the Three Months ended June 30, 2017
	Digital Entertainment	E-commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	91,459	1,150	(1)	5,342	3,596	—	101,547
Changes in deferred revenue	25,433	—		—	—	—	25,433
Sales incentives net-off	—	1,447		—	—	—	1,447

Adjusted revenue	116,892	2,597	(2)	5,342	3,596	—	128,427

Operating income (loss)	16,020	(77,438)		(11,309)	(3,326)	(6,413)	(82,466)
Net effect of changes in deferred revenue and its related cost	17,336	—		—	—	—	17,336
Depreciation and amortization	6,887	1,205		265	662	—	9,019
Share-based compensation	—	—		—	—	5,248	5,248

Adjusted EBITDA	40,243	(76,233)		(11,044)	(2,664)	(1,165)	(50,863)

(1)

For the second quarter of 2018, revenue of $54,655 included marketplace revenue of $33,160 and product revenue of $21,495, net of sales incentives. For the second quarter of 2017, revenue of $1,150 was entirely marketplace revenue.

(2)

For the second quarter of 2018, adjusted revenue of $58,815 included marketplace revenue of $37,320 and product revenue of $21,495. For the second quarter of 2017, revenue of $2,597 was entirely marketplace revenue.

(3)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(4)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2017	2018
	$	$
Revenue
Digital Entertainment	179,045	218,687
Others	16,447	120,136

Total revenue	195,492	338,823
Cost of revenue
Digital Entertainment	(102,169)	(125,553)
Others	(40,375)	(196,163)

Total cost of revenue	(142,544)	(321,716)

Gross profit	52,948	17,107

Operating income (expenses):
Other operating income	381	2,436
Sales and marketing expenses	(137,985)	(317,224)
General and administrative expenses	(52,852)	(96,336)
Research and development expenses	(12,991)	(23,594)

Total operating expenses	(203,447)	(434,718)

Operating loss	(150,499)	(417,611)
Interest income	473	5,350
Interest expense	(8,997)	(11,555)
Investment (loss) gain	(359)	8,478
Changes in fair value of convertible debts	—	(55,956)
Foreign exchange (loss) gain	(789)	4,684

Loss before income tax and share of results of equity investees	(160,171)	(466,610)
Income tax (expense) credit	(4,162)	925
Share of results of equity investees	(862)	(1,272)

Net loss	(165,195)	(466,957)
Net loss attributable to non-controlling interests	51	641

Net loss attributable to Sea Limited’s ordinary shareholders	(165,144)	(466,316)

Adjusted net loss (1)	(153,834)	(385,417)
Loss per share:
Basic and diluted	(0.94)	(1.39)

Shares used in loss per share computation:
Basic and diluted	174,988,779	336,531,721

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2017	2018
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,347,361	1,477,140
Restricted cash	95,300	154,207
Accounts receivable, net	61,846	55,114
Prepaid expenses and other assets	186,181	270,026
Inventories, net	9,790	16,906
Short-term investment	18,000	—
Amounts due from related parties	2,235	5,904

Total current assets	1,720,713	1,979,297
Non-current assets
Property and equipment, net	74,348	121,920
Intangible assets, net	37,333	29,591
Long-term investments	28,216	71,006
Prepaid expenses and other assets	46,297	63,801
Restricted cash	2,317	2,369
Deferred tax assets	48,104	56,428
Goodwill	30,952	30,952

Total non-current assets	267,567	376,067

Total assets	1,988,280	2,355,364

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2017	2018
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,644	33,920
Accrued expenses and other payables	285,248	404,900
Advances from customers	27,155	24,716
Amount due to related parties	36,790	32,668
Short-term bank borrowings	2,013	—
Deferred revenue	268,241	273,688
Income taxes payable	9,614	8,031

Total current liabilities	637,705	777,923

Non-current liabilities
Accrued expenses and other payables	7,547	8,429
Deferred revenue	133,481	184,841
Convertible debts	726,950	1,145,836
Deferred tax liabilities	4,378	3,954
Unrecognized tax benefits	3,088	2,938

Total non-current liabilities	875,444	1,345,998

Total liabilities	1,513,149	2,123,921

Shareholders’ equity
Class A ordinary shares	91	94
Class B ordinary shares	76	76
Additional paid-in capital	1,564,656	1,776,246
Accumulated other comprehensive income	10,701	24,984
Statutory reserves	46	46
Accumulated deficit	(1,106,545)	(1,572,861)

Total Sea Limited shareholders’ equity	469,025	228,585
Non-controlling interests	6,106	2,858

Total shareholders’ equity	475,131	231,443

Total liabilities and shareholders’ equity	1,988,280	2,355,364

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2017	2018
	$	$
Net cash used in operating activities	(115,731)	(283,113)
Net cash used in investing activities	(17,393)	(61,851)
Net cash generated from financing activities	626,976	544,791
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	3,486	(11,089)
Net increase in cash, cash equivalents and restricted cash	497,338	188,738
Cash, cash equivalents and restricted cash at beginning of the period	190,824	1,444,978

Cash, cash equivalents and restricted cash at end of the period	688,162	1,633,716

1    UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	108,029	54,655	2,866	18,229	—	183,779

Operating income (loss)	15,137	(195,034)	(7,297)	(14,900)	(17,423)	(219,517)

Non-operating loss, net						(30,752)
Income tax credit						170
Share of results of equity investees						(689)

Net loss						(250,788)

	For the Three Months ended June 30, 2017
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	91,459	1,150	5,342	3,596	—	101,547

Operating income (loss)	16,020	(77,438)	(11,309)	(3,326)	(6,413)	(82,466)

Non-operating loss, net						(7,193)
Income tax expense						(2,230)
Share of results of equity investees						(230)

Net loss						(92,119)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(2)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

SUPPLEMENTAL OPERATIONAL METRICS

			For the Three Months ended March 31, 2018	For the Three Months ended June 30, 2018
	Unit
Digital Entertainment
Quarterly active users		millions	126.7	160.6
Monthly active users (last month)		millions	77.4	90.6
Quarterly paying users		millions	7.2	6.6
Average revenue per user		US$	1.2	0.9
Average revenue per paying user		US$	20.3	21.1
E-commerce
Gross GMV	US$	millions	1,941.4	2,221.8
Gross orders		millions	111.4	127.8
Digital Financial Services
GTV	US$	millions	1,702.2	2,463.9